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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
~~8-20564~~ 8-25064

FACING PAGE

DEC 01 2008

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 110

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RAYMOND C. FORBES & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 BROAD STREET, 20TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRIC R. OBSBAUM **(212) 509-7800**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 18 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MARIE-REGINA FORBES**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RAYMOND C. FORBES & CO. INC.**, as of **SEPTEMBER 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538680
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

RAYMOND C. FORBES & CO., INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

SEC Mail Processing
Section

DEC 01 2008

Washington, DC
110

RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY
SEPTEMBER 30, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SEC Mail Processing Section

DEC 01 2008

Washington, DC
110

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Raymond C. Forbes & Co., Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of Raymond C. Forbes & Co., Inc. and Subsidiary (the "Company") as of September 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit of the consolidated statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to in the first paragraph above presents fairly, in all material respects, the financial position of Raymond C. Forbes & Co., Inc. and Subsidiary as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

November 20, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

RAYMOND C. FORBES & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS		
Cash and cash equivalents	$	94,566
Deposit held by clearing broker		275,841
Due from clearing broker		575,095
Securities owned, not readily marketable, at estimated fair value		1,034,815
Receivable from brokers and dealers, less allowance for doubtful accounts of $6,125		219,287
Other assets		167,605
TOTAL ASSETS	$	2,367,209
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued expenses and taxes	$	585,116
Corporation income tax payable		10,000
Deferred income tax payable		8,900
Total liabilities		604,016
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, no par value; 200 shares authorized, 105 shares issued and outstanding		275,000
Additional paid-in capital		5,724,560
Accumulated deficit		(4,236,367)
Total stockholders' equity		1,763,193
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,367,209

See accompanying notes to consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Raymond C. Forbes & Co., Inc. ("Forbes") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and conducts its business at the New York Stock Exchange, Inc. ("NYSE") and the American Stock Exchange. Forbes owns HYY Forbes, LLC ("HYY"). During 2003, HYY and Harvey Young Yurman, Inc. entered into a purchase and sale agreement. Harvey Young Yurman, Inc. agreed to sell its floor brokerage operations on the NYSE to HYY for a purchase price that was determined based on agreed-upon percentages applied to HYY's earnings over a five-year period. HYY was registered as a broker-dealer with the SEC and conducted its business on the NYSE floor. During November 2007, HYY ceased operations, and all related goodwill was written off.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated statement of financial condition includes the accounts of Forbes and its wholly-owned, inactive subsidiary HYY (collectively called the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include cash in bank accounts and deposits in money market accounts with maturities of three months or less when purchased.

Securities Transactions
Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management.

Use of Estimates
The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Goodwill
The excess of cost over the book value recorded in connection with the purchase of HYY was shown as goodwill in the amount of $117,497. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. During the year ended September 30, 2008, an impairment loss of $117,497 was recognized and goodwill written off.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes, which are reflected in the consolidated financial statements. Deferred income taxes arise from temporary differences in the carrying value of stock received in the conversion of a NYSE membership.

For income tax purposes, HYY is treated as a disregarded entity because it is a wholly owned limited liability company. Thus, the assets, liabilities, income, deductions, and credits of HYY are treated as those of Forbes.

NOTE 3. TRANSACTIONS WITH CLEARING BROKER, OTHER BROKERS AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers pursuant to a clearance agreement. The Company clears customers' transactions with its clearing broker on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers and as a floor broker for the accounts of other brokers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities as prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customers' transactions. Pursuant to the rules and guidelines of its clearing broker and regulatory authority, the Company will take appropriate action to reduce risk.

NOTE 4. NET CAPITAL REQUIREMENTS OF FORBES

As a registered broker-dealer, Forbes is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of September 30, 2008, Forbes had net capital of approximately $568,000, which exceeded its requirement of $40,270 by $528,000. At September 30, 2008, Forbes' ratio of aggregate indebtedness to net capital was approximately 106%.

NOTE 5. SECURITIES OWNED

At September 30, 2008, non-marketable securities owned consist of trading and investment securities and are stated at fair value, as follows:

Not readily marketable:		
Restricted equity shares of NYSE Group, Inc.	$	1,026,516
Convertible preferred stock of a privately held company		8,299
	$	1,034,815

During the year ended September 30, 2008, the Company recognized unrealized losses of $1,048,108 in connection with the holding of the NYSE Group, Inc. equity shares.

During the year ended September 30, 2008, the Company recognized unrealized losses of $101,702 in connection with the holding of the RedRoller, Inc. equity shares.

Subsequent to September 30, 2008, the transfer restrictions applicable to the Company's holding of NYSE Group, Inc. expired. At November 20, 2008, the market value of the Company's NYSE Group, Inc. shares amounted to approximately $504,000.

NOTE 6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of September 30, 2008:

Operating expense accruals	$	533,913
Reserve for research expenditures		51,203
	$	585,116

NOTE 7. 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") effective January 1, 2005. The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Section 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions, up to a maximum of 3% of an employee's compensation. During the year ended September 30, 2008, the Company contributed approximately $105,185 to the Plan.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company has advanced funds to a registered broker-dealer under common control with the Company. At September 30, 2008, the total advance amounted to $65,454. This balance is not collateralized, does not bear interest, and has no specific due date.

NOTE 9. COMMON STOCK

During June 2008, 3.545 shares of common stock with an aggregate fair value of $79,756 were awarded to an employee of the Company as compensation.

NOTE 10. CONCENTRATION OF CREDIT RISK AND OFF BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit-standing of each counterparty with which it conducts business.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

END